Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-193156 February 12, 2014

iShares

GSG

Data as of December 31, 2013

iShares S&P GSCI Commodity-Indexed Trust

Trust Description

The investment objective of the iShares S&P GSCI® Commodity-Indexed Trust (the "Trust") is to seek investment results that correspond generally to the performance of the S&P GSCI® Total Return Index ("the Index") before payment of the Trust's expenses and liabilities. The Index is intended to reflect the performance of a diversified group of commodities.

The iShares S&P GSCI Commodity-Indexed Trust is not a standard ETF. Please read the prospectus carefully before investing. The Trust is not an investment company registered under the Investment Company Act of 1940. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Trust Performance History As of December 31, 2013

	Quarter	1 Year	3 Year	5 Year	10 Years	Since Trust Inception
Trust	-0.65%	-2.04%	-1.97%	3.18%	n/a	-5.49%
Index*	-0.33%	-1.22%	-0.77%	3.86%	0.71%	-4.72%
Market Price Returns	-0.46%	-1.74%	-1.93%	2.41%	n/a	-5.48%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. For current performance, please call 1-800-iShares (1-800-474-2737). Index returns are for illustrative purposes only and do not represent actual iShares Trust performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products), and do not represent the returns you would receive if you traded shares at other times.

*The S&P GSCI® Total Return Index reflects the total returns that are potentially available through a rolling uncollateralized investment in the contracts comprising the S&P GSCI®, plus the hypothetical Treasury bill rate of return that could be earned if the futures positions were fully collateralized. The S&P GSCI® is a benchmark designed to reflect the performance of a production-weighted basket of physical commodities.

Top Ten Holdings of the Trust



GSCI EXCESS RETRN MAR 14	99.97%
TREASURY BILL	46.75%
TREASURY BILL	35.34%
TREASURY BILL	6.40%
TREASURY BILL	4.27%
TREASURY BILL	1.88%
TREASURY BILL	1.71%
TREASURY BILL	1.11%
TREASURY BILL	0.85%
TREASURY BILL ON JUN 12 2014	0.85%

Holdings are subject to change.

Trust Details

Ticker	GSG
Inception Date	07/10/06
Management Fee	0.75%
IOPV Ticker	GSG.IV

IOPV, or Indicative Optimized Portfolio Value, is a calculation disseminated by the stock exchange that approximates the value of the securities held in the portfolio every fifteen seconds throughout the trading day.

CUSIP	46428R107
Stock Exchange	NYSE Arca
Net Assets	$1.17 Billion
# of Holdings	11
Beta vs S&P 500	0.02

Beta is a measure of an investment's volatility relative to the market or an asset class. A beta above 1 is more volatile than the market, while a beta below 1 is less volatile. For stocks, the market is usually taken to be the S&P 500 index. Beta is sometimes referred to as systematic risk.

BlackRock®

The iShares® S&P GSCI® Commodity-Indexed Trust (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares. com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

The iShares® S&P GSCI® Commodity-Indexed Trust (the "Trust") is a commodity pool, as defined in the Commodity Exchange Act and the applicable regulations of the Commodity Futures Trading Commission, or "CFTC," and is operated by its "Sponsor," iShares® Delaware Trust Sponsor LLC, a commodity pool operator registered with the CFTC. BlackRock Fund Advisors or "BFA," is an indirect subsidiary of BlackRock, Inc. that serves as the commodity trading advisor, or the "Advisor," of the Trust and is registered with the CFTC. BlackRock Investments, LLC ("BRIL"), a broker-dealer and Financial Industry Regulatory Authority ("FINRA") member, provides promotional support to the Trust. BlackRock Institutional Trust Company, N.A. ("BTC"), a national banking association, is the Trustee of the Trust. BFA, BRIL and BTC are affiliates of BlackRock, Inc. (together with its affiliates, "BlackRock"). **The Trust is not an investment company registered under the Investment Company Act, as amended. Shares of the Trust are not subject to the same regulatory requirements as mutual funds.**

Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. The value of the shares of the Trust, which seeks to track the S&P GSCI® Total Return Index ("Index"), depends on the value of the Index Futures (as such term is defined below) and cash or other collateral assets used to satisfy applicable margin requirements for those Index Future positions. Index Futures are exchange-traded index future contracts on the S&P GSCI-ER, and may include contracts of different terms and expirations over time. **Commodities markets have historically been extremely volatile. The trading of commodity futures contracts may be illiquid. In addition, suspensions or disruptions of market trading in the commodities markets and related futures markets may adversely affect the value of your Shares.** Shares may outperform or underperform the Index.

The price you receive upon the sale of your shares may be less than their NAV. The NAV will fluctuate with changes in the market value of the Trust's assets, and market supply and demand. Brokerage commissions and fees will reduce returns.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in one or more blocks of 50,000 units called Baskets. Only institutions that become Authorized Participants may purchase or redeem Baskets.

Shares of the Trust may not provide the anticipated benefits of diversification from other asset classes. The lack of an active trading market for the shares may result in losses on your investment at the time of disposition of your shares. Diversification may not protect against market risk.

The Trust issues shares representing fractional undivided beneficial interests in its net assets. Please note that, since the shares of the Trust are expected to reflect the price of commodities, as described more fully in the prospectus, held by the Trust, the market price of the shares will be as unpredictable as the price of those commodities have historically been.

The price received upon the sale of shares of the iShares S&P GSCI® Commodity-Indexed Trust , which trade at market price, may be more or less than the value of the commodities represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the iShares S&P GSCI® Commodity-Indexed Trust, carefully read the prospectus.

Following an investment in the Trust, several factors may have the effect of causing a decline in the prices of the commodities and a corresponding decline in the price of the shares. Among them: (i) a change in economic conditions, such as a recession, can adversely affect the price of the commodities. These commodities are used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the Trust; (ii) a significant change in the attitude of speculators and investors towards the commodities. Should the speculative community take a negative view towards the commodities, a decline in world commodities prices could occur, negatively impacting the price of the Trust; (iii) a significant increase in the commodity price hedging activity by commodities producers.

The Trust is not sponsored, endorsed, sold, or promoted by Standard & Poor's or its affiliates. Neither Standard & Poor's, nor its affiliates, make any representation regarding the advisability of investing in the Trust.

Not FDIC Insured • No bank guarantee • May lose value

FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800 ISHARES (1-800-474-2737)

iS-11707-0214 iS-GSG-F1213